BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
(S.E.C. I.D. No. 8-45056)

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

This report is deemed PUBLIC

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Table of Contents
December 31, 2024



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
  Banorte Securities International, Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banorte Securities International, Ltd. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Banorte Securities International, Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Banorte Securities International, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter -- Restatement

As described in Note 12, the Company restated its capitalized software development in progress and retained earnings as of January 1, 2024 to reflect certain costs totaling $2,043,341 from the years ended December 31, 2023 and 2022 which should have been capitalized as of December 31, 2023.

We have served as Banorte Securities International, Ltd.'s auditor since 2022.

Pannell Kerr Forster of Texas, P.C.

Houston, Texas
March 31, 2025

 Member of PKF International Limited,
a network of legally independent firms.

Statement of Financial Condition
As of December 31, 2024

Assets

Cash and Cash Equivalents	$9,912,651
Deposit with Clearing Firm (Note 3)	$250,000
Due from Clearing Firm (Note 3)	$1,127,461
Accounts Receivable - net	$16,311
Due from Related Parties (Note 4)	$1,145,242
Furniture and Fixtures - net (Note 6)	$4,645,018
Right of Use Assets - net (Note 8)	$552,214
Prepaid Expenses	$186,130
Deferred Income Tax Asset (Note 7)	$1,047,687
Security Deposits	$109,235
Total Assets	$18,991,948

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable and Accrued Expenses	$2,537,846
Lease Liability (Note 8)	$690,694
Total Liabilities	$3,228,540

Stockholder's Equity

Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)	$2,500
Additional Paid-in Capital	$11,668,578
Retained Earnings	$4,092,330
Total Stockholder's Equity	$15,763,408
Total Liabilities and Stockholder's Equity	$18,991,948

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a Texas corporation which was organized in March 2024. The Company is the surviving corporation of a merger with Banorte Securities International, Ltd., a New York corporation, also an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V., which was organized in February 1992. The merger became effective on July 1st, 2024.

The Company trades in U.S. securities as well as some foreign corporate bonds and mutual funds, primarily on the New York stock exchange and the over-the-counter markets. The Company is an introducing broker-dealer.

All domestic and foreign securities transactions are cleared through clearing firms or custodians on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investors Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and approved by management.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2024 substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

As of December 31, 2024, management believes all long-lived assets are fully realizable; thus, no impairment was recorded.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at fair value. Net realized and unrealized gains and losses are reflected in trading in the statement of operations. As of December 31, 2024, there were no investments held for propriety trading and propriety trading was minimal for the year ended December 31, 2024.

Advertising costs

Advertising costs are expensed as incurred. For the year ended December 31, 2024, the Company expensed $32,345 for advertising and marketing costs which are included in the statement of operations.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include corporate taxes, revenue recognition, performance bonuses, and other accrued expenses.

Accounts receivable

Accounts receivable due from Clearing Firm were $1,127,461 at December 31, 2024. As of December 31, 2024, all accounts receivable are deemed to be collectible; thus, no allowance for losses has been recorded.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange throughout

the year. Gains or losses resulting from foreign currency transactions are included in the statement of operations. For the year ending December 31, 2024, the Company reported $100,796 in gains from foreign currency translations.

Revenue recognition

Commissions and service fees

The Company earns commissions and service fees on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenues and related clearing expenses, as well as service fees, are recorded on a trade-date basis.

Mutual Fund Concessions

The Company earns commissions by referring client transactions in mutual funds both directly from the mutual fund companies and indirectly through its clearing firm. Commissions revenues are recorded on a trade-date basis.

The Company also earns retrocession fees and trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

All commissions revenues are recognized in the period earned when the performance obligation is satisfied. Commissions revenues are typically collected during the period earned under the terms of the contract or subscription or agreement.

12b-1 fees which are earned in prior periods are contingent on fair value and length of holding of the mutual funds' shares.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of federal taxes based upon income; state and local taxes on a combined capital base.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax

return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2024.

3. DUE FROM CLEARING FIRM

Receivables from clearing firm consist primarily of cash balances held at clearing firm accounts and commissions earned from securities transactions. Pursuant to the clearing agreements with Pershing LLC ("Clearing Firm"), the Company introduces all of its customers' securities transactions to its clearing firm on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing firm. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing firm for losses, if any, which may sustain from conducting securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors collateral in the customers' accounts. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin ("clearing deposit"). Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2024, the Company had a receivable from the clearing firm of $1,127,461 representing commissions earned from securities transactions. The Company also had a receivable of $250,000 which serves as the clearing deposit.

4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with its parent company Casa de Bolsa Banorte, S.A. de C.V. for the use of certain Institutional Referral services. The agreement is based on costs plus a percentage mark up on expense. This results in a charge to the Company if revenue, as defined, exceeds the costs plus the percentage as calculated.

During the year ended December 31, 2024, the calculation resulted in the Company accruing an expense of $89,808 in service fees. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

As of December 31, 2024, the Company carries a $89,808 balance payable to its parent company Casa de Bolsa Banorte, S.A. de C.V. for the use of such Institutional Referral services.

The Company has an informal cost sharing arrangement with its parent company Banorte Securities Holdings International Inc. The Company also has cost sharing agreements with sister companies Banorte Asset Management Inc. and Banorte Enterprises Limited.

Details of related party balances derived from the arrangements and agreements are as follows:

Related Companies:	December 31, 2024
Accounts Receivable	
Banorte Securities Holdings International Inc.	$86,369
Banorte Asset Management Inc.	$729,841
Banorte Enterprises Limited	$329,032
Total Receivable-related	**$1,145,242**

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of its employees. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $278,214 for the year ended December 31, 2024.

6. FURNITURE AND FIXTURES

Details of furniture, equipment, software, and leasehold improvements are as follows:

	2024	Useful Life
Equipment	$1,594,940	3-10 years
Furniture and fixtures	$717,729	3-10 years
Leasehold improvements	$2,255,043	15 years
Vehicles	$47,677	3-10 years
Software cost	$424,938	3-10 years
Software development in progress cost	$4,470,430	3-10 years
	$9,510,758	
Less: accumulated depreciation and amortization	($4,865,740)	
Total net	**$4,645,018**	

Depreciation and amortization expenses related to furniture, equipment, software, vehicles, and leasehold improvements for the year ended December 31, 2024, were $63,351.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2024, consists of the following:

Current Tax Expense (Benefit)	
Federal	$1,049,567
State	$18,369
Current Tax Expense (Benefit)	**$1,067,935**
Deferred Tax Expense (Benefit)	
Federal	($718,594)
State	($47,539)
Deferred Tax Expense (Benefit)	**($766,133)**
Total Income Tax Expense (Benefit)	$301,802
Deferred Tax Assets	
Property and equipment	$253,587
Compensation Accruals	$330,312
ROU Liability	$149,138
State Tax Credit Carryforwards	$11,550
Other	$422,337
Total Deferred Tax Assets	**$1,166,924**
Deferred Tax Liabilities	
ROU Asset	($119,237)
Total Deferred Tax Liabilities	**($119,237)**
Net Deferred Tax Asset (Liability)	**$1,047,687**

Reconciliation of tax at statutory rates:

Tax expense (Federal)	$1,049,567
Tax expense (State and local)	$18,369
Deferred tax expense	($766,133)
	$301,802
Tax expense at federal statutory rate	$319,838
State and local taxes	($23,045)
Temporary differences	$5,009
	$301,802

The Company has no federal prepaid taxes at December 31, 2024.

The Company files Federal income tax, and Texas franchise tax returns as a C corporation. Generally, the Company is no longer subject to income tax examination by major taxing authorities for the years before 2021. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount, the relevant tax jurisdictions, and compliance with U.S. federal, state, and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will change materially over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2024, are as follows:

Operating lease costs	$180,135
Variable lease costs	$297,379
Total lease costs include in occupancy expenses	$477,514

Amounts reported in the Statement of Financial Condition as of December 31, 2024, are as follows:
Operating leases:

Right-of-use assets - net	$552,214
Lease liabilities	$690,694

Maturities of lease liabilities under the non-cancelable operating leases as of December 31, 2024, are as follows:

2025	$252,928
2026	$224,626
2027	$230,740
2028	$22,609
Total	$730,903
Less Discount:	$40,209
Total Lease Liability:	**$690,694**

Other information as of December 31, 2024

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") at the leases' commencement dates. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable. The weighted average lease term for the remaining years on the leases is 2.83 years. The weighted average discount rate is 3.77% for the years left on the leases.

Other commitments

In the normal course of business, the Company's clearing firm is exposed to the risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing firm may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing firm for losses that the clearing firm may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing firm and would be based on the future non-performance of one or more clearing firms. At December 31, 2024, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing firm. The Company is subject to credit risk should the clearing firm be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represent obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2024, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2024, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as of December 31, 2024.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $7,223,694 which was $7,027,763 in excess of its required net capital of $195,930. The Company's aggregate indebtedness to net capital ratio was 0.41 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared on a fully disclosed basis through a clearing firm.

12. RESTATEMENT OF PRIOR YEARS BALANCES

During 2024, Management discovered certain costs from the years ended 2022 and 2023 which should have been capitalized to software development in progress cost. Had these costs been capitalized at December 31, 2023, the effects would have been to increase software development in progress cost and to increase net income for the year ended December 31, 2023 by $2,043,341. There would have been no impact on the company's net capital as reported. Correction of this error resulted in an increase to retained earnings totaling $2,043,341 at January 1, 2024.

13. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 31, 2025, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

14. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2024, or during the year then ended.

15. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with US GAAP. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Regarding ASC 280/ASU 2023-07 Segment Reporting, the Company's chief operating decision maker is the senior executive Management committee that mainly includes the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer and Chief AML Officer.

The chief operating decision maker uses EBITDA to manage operations and evaluate income generated from the Company's revenue streams. EBITDA is also used to monitor budget versus actual results. The chief operating decision maker uses EBITDA to assess performance of the segment and in deciding the most appropriate actions to accomplish the Company's financial goals.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.